April 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dan Morris

Re:	Stereotaxis, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form S-1

Filed March 30, 2018

File No. 333-214255

Dear Mr. Morris:

We are writing this letter on behalf of Stereotaxis, Inc. (the “Company”) in response to the oral comment, received on or around April 16, 2018, from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 1, filed on March 30, 2018 (the “P/E Amendment”), to the Registration Statement on Form S-1 (File No. 333-214255) (the “Original Registration Statement”). As noted in the Company’s previous public disclosures, the P/E Amendment was filed to register the resale by the selling shareholders named therein of up to of 36,923,078 shares of the Company’s common stock issued or issuable upon the exercise of certain Modified SPA Warrants (as defined below). The Staff requested that we respond in writing with our analysis of the transactions described below relative to Compliance and Disclosure Interpretations, Securities Act Sections, No. 239.07 (“C&DI 239.07”) and No. 239.08 (“C&DI 239.08” and together with C&DI 239.07, the “C&DIs”) of the Division of Corporation Finance. For convenience those C&DIs are set forth on Annex A hereto.

Original Transaction

The Company originally issued certain warrants (the “Original SPA Warrants”) in a private placement pursuant to a securities purchase agreement dated September 26, 2016, with the investors party thereto. The Original SPA Warrants had an initial warrant exercise price of $0.70 per share, subject to certain adjustments, and a term of five (5) years. The Company relied on the private placement exemption under Section 4(a)(2) of, and Rule 506 of Regulation D under, of the Securities Act of 1933, as amended (the “Securities Act”) in connection with the issuance of Original SPA Warrants, as well as for the underlying Company common stock to be issued

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April 26, 2018

upon exercise thereof. The Company obtained appropriate representations and warranties in the investment documents to establish its reasonable belief that all of the investors were accredited investors. In addition, the form of Original SPA Warrant issued to those investors also contained an appropriate restrictive legend under the Securities Act, and contained representations as to accredited investor status at the time of exercise. The Company, pursuant to a Registration Rights Agreement entered into in connection with the September 2016 offering, filed the Original Registration Statement, registering the resale of the common stock to be issued upon exercise of the Original SPA Warrants.

Consent and Amendment

On February 28, 2018, the Company entered into a Consent and Amendment with the holders of a majority of the shares of common stock issuable upon exercise of the Original SPA Warrants. Pursuant to the terms of the Original SPA Warrants, the provisions of the Consent and Amendment were binding on all holders of the Original SPA Warrants.

The Consent and Amendment amended and restated the Original SPA Warrants (as so amended, the “Modified SPA Warrants”) to provide for a reduced exercise price for a period of time between March 1, 2018 and March 5, 2018 (the “Restricted Exercise Period”), provided that (i) exercises of the Modified SPA Warrants at the reduced exercise price would only be effected if the aggregate exercise price for all Modified SPA Warrants exercised during the Restricted Exercise Period was at least $6,000,000 (the “Exercise Condition”); (ii) cashless exercise was not permitted during the Restricted Exercise Period; and (iii) exercising holders were required to enter into a lock-up agreement with the Company agreeing not to sell the Modified SPA Warrants or the shares received on exercise of the Modified SPA Warrants (the “Warrant Shares”) for a period of 18 months following March 12, 2018. The Consent and Amendment also provided that the limitations on beneficial ownership of the Company’s common stock set forth in the Original SPA Warrants would not apply to Warrant Shares issued to a holder upon exercises of Modified SPA Warrants during the Restricted Exercise Period, and eliminated the right of holders to require the Company to redeem their Modified SPA Warrants in exchange for cash in certain circumstances.

As noted in the P/E Amendment, the Consent and Amendment was entered into, and the Modified SPA Warrants were issued in reliance upon, the exemption from registration afforded by Section 3(a)(9) of the Securities Act, and corresponding provisions of state securities laws. No consideration was received by the Company in connection with entering into the Consent and Amendment.

Furthermore, as noted in the Form 8-K filed in connection with the transactions above on March 6, 2018, the Company received exercise notices under the Modified SPA Warrants at the reduced exercise price during the Restricted Exercise Period for an aggregate exercise price of $10,021,739, and as a result, the Exercise Condition was satisfied. At settlement, the Company issued 35,791,927 shares of common stock to the exercising holders as a result of such exercise. In connection with such issuance, the Company relied on the exemption from registration afforded by Section 4(a)(2) and Rule 506 of Regulation D of the Securities Act, based on

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April 26, 2018

representations to the Company made by the warrant holders “that they are accredited investors” as such term is defined in Regulation D. Until registered, the shares of common stock issued upon such exercise may not be offered or sold in the United States absent registration or availability of an applicable exemption from registration. In addition, it was a condition to the exercise of the Modified SPA Warrants that the exercising holders enter into the lock-up agreement, described above.

The P/E Amendment relating to the resales was filed following the exercise of the Modified SPA Warrants; inasmuch as the Company was not relying on the Original Registration Statement or the P/E Amendment in connection with either the 3(a)(9) exchange or the exercise, but only the resale. At the time of the filing of both the Original Registration Statement and the P/E Amendment, the underlying private placement of the Original SPA Warrants and the Modified SPA Warrants (as well as the issuance of convertible securities underlying the Modified SPA Warrants) was completed and the investors were at risk for each transaction.

Discussion

In February 2018, the Company engaged in discussions with certain of the investors regarding amendments to reduce the exercise price of the Warrants, for a brief period of time, and to remove certain other covenants from the Warrants. The Company discussed the amendments with counsel on various aspects of the amendments, including (1) whether the amendments to the Original SPA Warrants constituted the issuance of a “new security” and (2) if the answer to that question was yes, whether the resale of the underlying common stock issuable upon exercise of the Modified SPA Warrants could occur under the Original Registration Statement. Counsel consulted on an informal, oral basis with the Staff on a no names basis as to, in particular, the second of these questions. The Staff noted the C&DIs for the proposition that amendments to other features of the Original SPA Warrants, in addition to the exercise price and exercise period, would constitute new securities, and advised that as a result the Company would need to file a post-effective amendment to any effective registration statement covering the resale of shares issuable upon exercise thereof.

For the balance of this discussion, we have assumed that the amendments to the Original SPA Warrants constituted the issuance of “new securities.”

Section 3(a)(9) of the Securities Act applies to “any securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The four main requirements of Section 3(a)(9) were satisfied: (1) the Company was the issuer of both the Original SPA Warrants and the Modified SPA Warrants; (2) no additional consideration was obtained from any of the holders of the Original SPA Warrants; (3) the exchange transaction was made available exclusively to the existing holders of the Original SPA Warrants; and (4) the Company did not pay any commission or remuneration for the solicitation of the modifications that resulted in the deemed exchange. We note that the Company sought and received a fairness opinion relative to the transactions, but the compensation was for a fixed fee (not a commission), was not contingent upon the occurrence of the transaction, and

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importantly was not for solicitation of the exchange; moreover, no such soliciting activities were conducted by the advisor. See Division of Corporation Finance, Compliance and Disclosure Interpretations, Question No. 125.07 (Securities Act Sections).1

We note the Commission’s guidance that when restricted securities are exchanged for new securities under Section 3(a)(9), the new securities are deemed to be restricted securities and tacking of the holding period of the former securities is permitted. Accordingly, any such new securities are subject to the same restrictions on transferability of the old securities, and any subsequent transfer of the newly issued securities will require registration or another exemption from registration. See Division of Corporation Finance, Compliance and Disclosure Interpretations, Question No. 125.08 (Securities Act Sections).

C&DI 239.07 addressed Section 3(a)(9) exchange in the context of a registered transaction for warrants and shares issuable upon exercise: “Warrants, and the shares issuable on their exercise, were registered.” (emphasis added). The second sentence (that “[t]he “Division will not object if the original registration statement (updated to reflect the new terms through a post-effective amendment) is used in connection with the exercise of the new warrants”) suggests that the exercise was contemplated to be a registered offering, not a private placement.

As noted above, the Original SPA Warrants were issued without registration in a private placement under Section 4(a)(2). Such Original SPA Warrants were appropriately legended. The Company did not register the Original SPA Warrants, and they are not actively transferred; since their issuance only one institutional investor made a distribution to its equity holders (pro rata and for no consideration), but those securities remained restricted securities and were also legended. The Original Registration Statement was not contemplated to be used in connection with the exercise of the Original SPA Warrants (nor the P/E Amendment for issuance of, or exercise of, the Modified SPA Warrants). It only covered the resale of the shares of the Company’s common stock following exercise. The Modified SPA Warrants issued in exchange for the Original SPA Warrants were also legended, and were (and to the extent still outstanding, are) subject to the same transfer restrictions as the Original SPA Warrants, consistent with Staff guidance noted above. The Company duly reported the transaction within four business days on Form 8-K as a Section 3(a)(9) exchange. Moreover, the shares of common stock issued (and issuable) upon exercise of the Modified SPA Warrants were (or, shares issuable, will be) legended, and have not been resold by the exercising holders. Such shares will not be resold either (1) until the P/E Amendment has been declared effective or (2) unless another exemption is available. Accordingly, we believe C&DI 239.07 to be inapplicable as to both the issuance of the Modified SPA Warrants and the exercise thereof.

Similarly, although not stated expressly stated in the text thereof, the context of C&DI 239.08 indicates that the issuer is relying on a registration statement for both (i) the issuance of the warrants (with the “new warrants” being covered by “an appropriate Rule 424(b) prospectus supplement” prior to the initial expiration date of the warrants) as well as (ii) the exercise of the warrants (under “a current prospectus under Section 10(a)(3)”).

[1]

See also Division of Corporation Finance, Compliance and Disclosure Interpretations, Question No. 125.06 (Securities Act Sections), citing the Seaman Furniture Co., Inc. no-action letter (Oct. 10, 1989) for examples of the types of activities of a third party, such as a financial advisor, that are consistent with the Section 3(a)(9) exemption.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 26, 2018

For the same reasons noted above, we believe this is a different factual situation, as neither the issuance of the Modified SPA Warrants (relating back to a private placement for the Original SPA Warrants) and the exercise thereof (as to which appropriate investment representations were made, with the common stock subject to restrictions and appropriate legending) were intended to be, or were, covered by either the Original Registration Statement or the P/E Amendment. Accordingly, we believe C&DI 239.082 also to be inapplicable to this transaction because the exercise of the Modified SPA Warrants was effectuated as a private placement, and not under the Original Registration Statement or the P/E Amendment, which only covers the resale of the shares of common stock issued or issuable upon such exercise.

* * * *

We appreciate the Staff’s continued review and look forward to hearing from you with respect to this response letter. If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (314) 259-2447 or by email at rjendicott@bclplaw.com.

Sincerely,

/s/ Robert J. Endicott

Robert J. Endicott

cc:    Martin Stammer (Stereotaxis, Inc.)

[2]	As to both C&DIs, we understood the Staff’s oral guidance prior to the transaction to relate specifically to the need to file the P/E Amendment relative to the resale transaction (and as to whether or not the modifications indeed constituted the issuance of a “new security”).

Annex A

239.07 Warrants, and the shares issuable on their exercise, were registered. Now the warrants are being exchanged for warrants with a new expiration date and exercise price in reliance on Section 3(a)(9). The Division will not object if the original registration statement (updated to reflect the new terms through a post-effective amendment) is used in connection with the exercise of the new warrants. [Nov. 26, 2008]

239.08 An issuer may extend the exercise period for warrants and/or reduce the warrant exercise price through the filing and issuance of an appropriate Rule 424(b) prospectus supplement prior to the initial expiration date of the warrants. The issuer may not permit the exercise of such Modified SPA Warrants, however, unless a current prospectus under Section 10(a)(3) with respect to the shares underlying the warrants is delivered. [Nov. 26, 2008]